EXHIBIT 99.1

Suite 1901 - 130 Adelaide Street West Toronto, ON Canada M5H 3P5 Telephone: (416) 364-4938 Fax: (416) 364-5162 Email: ir@avalonraremetals.com http://www.avalonraremetals.com

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the shareholders of Avalon Rare Metals Inc. (the "Company") will be held at The Toronto Board of Trade, Room A/B/C/D (located on the 4th floor), 1 First Canadian Place, Toronto, Ontario, M5X 1C1 at 4:30 p.m. (Toronto time) on Thursday, January 26, 2012, for the following purposes:

(1)	to receive the audited financial statements of the Company for the financial year ended August 31, 2011 together with the report of the auditors thereon;

(2)	to elect directors of the Company for the ensuing year;

(3)	to appoint the auditors of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration of the auditors;

(4)	to approve to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Particulars of the foregoing matters are set forth in the accompanying information circular. A copy of the President’s Letter and the audited financial statements of the Company as at and for the year ended August 31, 2011 and the report of the auditors of the Company thereon, also accompanies this notice of the Meeting. The directors of the Company have fixed the close of business on December 19, 2011 as the record date for the determination of the shareholders of the Company entitled to receive notice of the Meeting.

DATED at Toronto, Ontario this 21st day of December, 2011.

BY ORDER OF THE BOARD Donald S. Bubar President and Chief Executive Officer

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the accompanying form of proxy in the enclosed return envelope.  All instruments appointing proxies to be used at the Meeting or at any adjournment thereof must be deposited with Equity Financial Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, Canada  M5H 4H1, fax number: (416) 361-0470 not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.